UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-13422

Agnico Eagle Mines Limited

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☑

Exhibits 99.2 and 99.3 to this Form 6-K are incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271854 and 333-280180), Form F-10 (File No. 333-280114) and Form S-8 (File Nos. 333-130339 and 333-152004).

EXHIBITS

Exhibit	Description
99.1	Press Release dated February 13, 2025 announcing the Company’s Fourth Quarter and Full Year 2024 Results
99.2	Annual Audited Consolidated Financial Statements for the year ended December 31, 2024
99.3	Management’s Discussion and Analysis for the year ended December 31, 2024
99.4	Consent of Ernst & Young LLP
99.5	Press Release dated February 13, 2025 providing an update on the Company’s exploration results
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agnico Eagle Mines Limited
(Registrant)
Date: February 13, 2025	/s/ Chris Vollmershausen
	By:	Chris Vollmershausen
	Title:	Executive Vice President, Legal, General Counsel & Corporate Secretary